Exhibit 1

SAFE BULKERS, INC.

NOTIFICATION OF APPOINTMENT OF MARKET MAKER

Safe Bulkers, Inc. (the “Company”) announces, in accordance with Law 3556/2007 and Regulation (EU) 596/2014, that the Listings and Market Operation Committee of Euronext Athens, by virtue of its decision dated 28 May 2026, approved the appointment of “Piraeus Securities S.A.” and “Eurobank Equities Investment Firm S.A.” as market makers (the “Market Makers”) on Euronext Athens for the Company’s shares of common stock, each with a par value of $0.001 (“Common Stock Shares”) and set 2 June 2026 as the starting date of the market making.

The Company has entered into a market-making agreement with the Market Makers under the following key terms:

The Market Makers will transmit market-making orders (i.e., simultaneous buy and sell orders) to the Trading System of Euronext Athens (and may submit buy orders on the New York Stock Exchange), on the Company’s Common Stock Shares, subject to market conditions which may vary from time to time. Each such buy and sell order shall be for the relevant Market Maker’s own account and shall be made in accordance with the provisions of applicable law. For this service, the Company will pay a customary fixed fee to the Market Makers.

The above market making agreement has duration of one (1) year. The market making activities will be conducted in accordance with applicable Greek law and EU legislation, under the supervision of the Hellenic Capital Market Commission.

For further information please contact, on business days and hours, the Company’s offices at Monaco, Apt. D11 Les Acanthes 6, Avenue des Citronniers, MC 98000 Monaco, tel.: (+30) 211 1888 400 or (+357) 25 887 200 (contact person: Dr. Loukas Barmparis).

Friday, May 29, 2026

SAFE BULKERS, INC.

Forward-Looking Statements

This release contains forward-looking statements concerning future events, including the anticipated trading of its Common Stock Shares on Euronext Athens and related market making activities. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, other technical impediments to the commencement of trading and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission and published through announcements on Euronext Athens and the Company’s website. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.